Issuer Free Writing Prospectus

Filed by: Carrizo Oil & Gas, Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-173821

September 5, 2012

CARRIZO OIL & GAS, INC.

Pricing Term Sheet

Issuer:	Carrizo Oil & Gas, Inc.

Aggregate Principal Amount: *	$300,000,000

Gross Proceeds:	$300,000,000

Net Proceeds (before expenses):	$295,037,490

Title of Securities:	7.500% Senior Notes due 2020

Distribution:	SEC Registered

Final Maturity Date:	September 15, 2020

Issue Price:	100.000%, plus accrued interest, if any, from September 10, 2012

Coupon:	7.500%

Underwriting Discount:	1.65417%

Yield to Maturity:	7.500%

Spread to Benchmark Treasury:	+629 bps

Benchmark Treasury:	UST 2.625% due August 15, 2020

Interest Payment Dates:	March 15 and September 15, beginning on March 15, 2013

Ratings:	Moody’s: B3 S&P: B

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Optional Redemption:	On and after September 15, 2016, in whole or in part, at the redemption prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest, if any, to the redemption date, beginning on September 15 of the years set forth below:

Date	Price
2016 2017 2018 and thereafter	103.750 101.875 100.000	% % %

Make-Whole Redemption:	Prior to September 15, 2016, make-whole call at T + 50 bps

Equity Clawback:	Prior to September 15, 2015, up to 35% at a redemption price equal to 107.500% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date

Change of Control:	Offer to purchase at 101% of principal, plus accrued and unpaid interest to the date of purchase

Joint Book-Running Managers:	RBC Capital Markets, LLC Wells Fargo Securities, LLC Credit Suisse Securities (USA) LLC

Senior Co-Managers:	SG Americas Securities, LLC Capital One Southcoast, Inc. Credit Agricole Securities (USA) Inc.

Co-Managers:	Global Hunter Securities, LLC Mitsubishi UFJ Securities (USA), Inc.

Trade Date:	September 5, 2012

Settlement Date:	September 10, 2012 (T+3)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP and ISIN Numbers:	CUSIP: 144577 AF0	ISIN: US144577AF02

Additional Information

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

*Offering Size

The aggregate principal amount of senior notes offered was increased from $250,000,000 to $300,000,000.

Pro Forma Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends

The table that appears in the Preliminary Prospectus Supplement under “Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends” is amended to include the following additional information regarding our pro forma ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2011 and the six months ended June 30, 2012 to give effect to this offering and the use of proceeds therefrom as if the notes were issued on January 1, 2011:

	Pro Forma Year Ended December 31, 2011	Pro Forma Six Months Ended June 30, 2012
Ratio of Earnings to Fixed Charges	1.35x	1.90x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.35x	1.90x

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting RBC Capital Markets, Attn: High Yield Capital Markets, 3 World Financial Center, 200 Vesey Street, 10th Floor, New York, NY 10281-8098, 1-877-280-1299; Wells Fargo Securities, Attn: Client Support, MAC D1086-070, 550 South Tryon Street, 7th Floor, Charlotte, NC 28202, 1-800-326-5897; or Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY 10010, 1-800-221-1037.